CUSIP No. 495667 10 5                                          Page 1 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)[FN1]

                          KING WORLD PRODUCTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   495667 10 5
                                 (CUSIP Number)

Roger King                              Mark J. Tannenbaum, Esq.
King World Productions, Inc.            Reboul, MacMurray, Hewitt,
1700 Broadway                             Maynard & Kristol
New York, New York  10019               45 Rockefeller Plaza
Tel. (212) 315-4000                     New York, New York  10111
                                        TEL. (212) 841-5700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 15, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------

[FN1]     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 495667 10 5                                          Page 2 of 8 Pages


1)   Name of Reporting Person                               Roger King
     S.S. or I.R.S. Identification
     No. of Above Person
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
3)   SEC Use Only

4)   Source of Funds                                        Not Applicable
5)   Check if Disclosure of
     Legal Proceedings is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
6)   Citizenship or Place
     of Organization                                        United States
Number of                           7)   Sole Voting        -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person:

                                    8)   Shared Voting
                                         Power              -0-

                                    9)   Sole Disposi-      -0-
                                         tive Power


                                    10)  Shared Dis-
                                         positive Power     -0-


11)  Aggregate Amount Beneficially                          -0-
     Owned by Each Reporting Person



12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


13)  Percent of Class
     Represented by                                         -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN




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CUSIP No. 495667 10 5                                          Page 3 of 8 Pages


1)   Name of Reporting Person                               Michael King
     S.S. or I.R.S. Identification
     No. of Above Person
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
3)   SEC Use Only

4)   Source of Funds                                        Not Applicable
5)   Check if Disclosure of
     Legal Proceedings is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
6)   Citizenship or Place
     of Organization                                        United States
Number of                           7)   Sole Voting        -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person:

                                    8)   Shared Voting
                                         Power              -0-

                                    9)   Sole Disposi-      -0-
                                         tive Power


                                    10)  Shared Dis-
                                         positive Power     -0-


11)  Aggregate Amount Beneficially                          -0-
     Owned by Each Reporting Person



12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares


13)  Percent of Class
     Represented by                                         -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN




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CUSIP No. 495667 10 5                                          Page 4 of 8 Pages


1)   Name of Reporting Person                               Richard King
     S.S. or I.R.S. Identification
     No. of Above Person
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
3)   SEC Use Only

4)   Source of Funds                                        Not Applicable
5)   Check if Disclosure of
     Legal Proceedings is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
6)   Citizenship or Place
     of Organization                                        United States
Number of                           7)   Sole Voting        -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person:

                                    8)   Shared Voting
                                         Power              -0-

                                    9)   Sole Disposi-      -0-
                                         tive Power


                                    10)  Shared Dis-
                                         positive Power     -0-


11)  Aggregate Amount Beneficially                          -0-
     Owned by Each Reporting Person



12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN




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CUSIP No. 495667 10 5                                          Page 5 of 8 Pages


1)   Name of Reporting Person                               Diana King
     S.S. or I.R.S. Identification
     No. of Above Person
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
3)   SEC Use Only

4)   Source of Funds                                        Not Applicable
5)   Check if Disclosure of
     Legal Proceedings is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
6)   Citizenship or Place
     of Organization                                        United States
Number of                           7)   Sole Voting        -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person:

                                    8)   Shared Voting      -0-
                                         Power


                                    9)   Sole Disposi-      -0-
                                         tive Power


                                    10)  Shared Dis-        -0-
                                         positive Power



11)  Aggregate Amount Beneficially                          -0-
     Owned by Each Reporting Person



12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN




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CUSIP No. 495667 10 5                                          Page 6 of 8 Pages

                        AMENDMENT NO. 13 TO SCHEDULE 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on July 23, 1985, as amended by Amendment No. 1 thereto filed on June 11, 1987, Amendment No. 2 thereto filed on January 13, 1988, Amendment No. 3 thereto filed on May 10, 1991, Amendment No. 4 thereto filed on December 31, 1992, Amendment No. 5 thereto filed on March 12, 1993, Amendment No. 6 thereto filed on July 7, 1993, Amendment No. 7 thereto filed on January 12, 1995, Amendment No. 8 thereto filed on May 8, 1996, Amendment No. 9 thereto filed on February 18, 1997, Amendment No. 10 thereto filed on March 19, 1997, Amendment No. 11 thereto filed on December 10, 1997 and Amendment No. 12 thereto filed on April 12, 1999(as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

                 The Schedule 13D is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) The Reporting Persons own no shares of Common Stock.

          (b) Not Applicable

          (c) On November 15, 1999 the Merger described in Amendment No. 12 to the Schedule 13D became effective, and in accordance with the terms thereof each share of Common Stock outstanding was converted into the right to receive .81 shares of Common Stock, $1.00 par value, of CBS. All of the King World Common Stock beneficially owned by the Reporting Persons was disposed of in the Merger.

          (d) Not Applicable

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November
15, 1999.





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CUSIP No. 495667 10 5                                          Page 7 of 8 Pages


ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following thereto:

          On September 8, 1999, King World, CBS and Merger Sub entered into Amendment No. 1 to Agreement and Plan of Merger (the "Amended Merger Agreement"), amending the Merger Agreement described in Item 6 of Amendment No. 12 to the Schedule 13D. The Amended Merger Agreement provided, among other things, for the waiver by CBS and Merger Sub of certain of the conditions to their obligations to consummate the Merger. The Amended Merger Agreement is incorporated herein as Exhibit A hereto by reference to Exhibit 2.1 to King World's Current Report on Form 8-K dated September 7, 1999, as filed with the Commission on September 10, 1999, and any description thereof is qualified in its entirety by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A -- Amended Merger Agreement (Incorporated by reference to
Exhibit 2.1 to King World's Current Report on Form 8-K dated September 7, 1999, as filed with the Commission on September 10, 1999)







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CUSIP No. 495667 10 5                                          Page 8 of 8 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 1999

                                           /S/ ROGER KING
                                                  Roger King


                                           /S/ MICHAEL KING
                                                  Michael King


                                           /S/ RICHARD KING
                                                  Richard King


                                           /S/ DIANA KING
                                                  Diana King




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